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                                  FORM N-18F-1

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.





                      NOTIFICATION OF ELECTION PURSUANT TO
                              RULE 18f-1 UNDER THE
                         INVESTMENT COMPANY ACT OF 1940





                     Five Arrows World Cash Management Fund
                     --------------------------------------
                           (Exact Name of Registrant)


                            NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.
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                                   SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Portsmouth and the State of New Hampshire on the 16th day of October, 1996.



                                                FIVE ARROWS WORLD CASH
                                                MANAGEMENT FUND



                                                By: /s/ Peter B. Collacott
                                                --------------------------------
                                                Name: Peter B. Collacott
                                                Title: President

ATTEST:



/s/ Geoffrey R.T. Kenyon
----------------------------
Name: Geoffrey R.T. Kenyon
Title: Assistant Secretary